					Exhibit 12(b)

Entergy Gulf States Louisiana, L.L.C.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2008	2009	2010	2011	2012

Fixed charges, as defined:
Total Interest charges	$131,197	$118,243	$101,318	$84,356	$83,251
Interest applicable to rentals	9,197	3,767	2,204	2,309	2,074

Total fixed charges, as defined	140,394	122,010	103,522	86,665	85,325

Preferred dividends, as defined (a)	1,151	1,306	1,006	1,341	1,341

Combined fixed charges and preferred dividends, as defined	$141,545	$123,316	$104,528	$88,006	$86,666

Earnings as defined:
Net Income	$131,888	$153,281	$174,319	$201,604	$158,977
Add:
Income Taxes	70,076	88,951	92,297	89,736	52,616
Fixed charges as above	140,394	122,010	103,522	86,665	85,325

Total earnings, as defined	$342,358	$364,242	$370,138	$378,005	$296,918

Ratio of earnings to fixed charges, as defined	2.44	2.99	3.58	4.36	3.48

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.42	2.95	3.54	4.30	3.43

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.